Exhibit 99.1

SILVER ELEPHANT MINING CORP.

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars)

Unaudited – Prepared by Management

RESPONSIBILITY FOR CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying condensed interim consolidated financial statements of Silver Elephant Mining Corp. and all information in this financial report are the responsibility of the Board of Directors and Management. The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and, where appropriate, include management’s best estimates and judgments. Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable. However, any system of internal control over financial reporting, no matter how well designed and implemented, has inherent limitations and may not prevent or detect all misstatements. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the condensed interim consolidated financial statements. The Board of Directors carries out this responsibility principally through its Audit Committee. The Board of Directors appoints the Audit Committee, and all of its members are independent directors. The Audit Committee meets periodically with Management and the auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the condensed interim consolidated financial statements on recommendation from the Audit Committee.

"John Lee" John Lee, Chief Executive Officer	“Irina Plavutska” Irina Plavutska, Chief Financial Officer

May 14, 2021

TABLE OF CONTENTS

Condensed Interim Consolidated Statements of Financial Position	4
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss	5
Condensed Interim Consolidated Statements of Changes in Equity	6
Condensed Interim Consolidated Statements of Cash Flows	7

1	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS	8
2	BASIS OF PRESENTATION	9
3	SEGMENTED INFORMATION	9
4	CASH AND RESTRICTED CASH EQUIVALENTS	10
5	MARKETABLE SECURITIES	10
6	RIGHT-OF-USE ASSET	11
7	EQUIPMENT	11
8	MINERAL PROPERTIES	13
9	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	17
10	LEASE LIABILITY	28
11	SHARE CAPITAL	18
12	CAPITAL RISK MANAGEMENT	22
13	FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS	22
14	FINANCIAL RISK MANAGEMENT DISCLOSURES	23
15	RELATED PARTY DISCLOSURES	24
16	KEY MANAGEMENT PERSONNEL COMPENSATION	26
17	SUPPLEMENTAL CASH FLOW INFORMATION	26
18	CONTINGENCIES	26
19	EVENTS AFTER THE REPORTING DATE	26

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars) (Unaudited)

As at		March 31,	December 31,
	Notes	2021	2020
Assets
Current assets
Cash	4	$720,633	$7,608,149
Receivables		49,266	75,765
Prepaid expenses		100,564	114,717
Marketable securities	5	2,600,000	-
		3,470,463	7,798,631
Non-current assets
Restricted cash equivalents	4	34,500	34,500
Reclamation deposits		21,055	21,055
Right-of-use asset	6	10,531	18,430
Equipment	7	126,262	153,800
Mineral properties	8	49,585,149	31,806,594
		$53,247,960	$39,833,010
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	9	$2,193,964	$1,759,163
Lease liability	10	11,879	20,533
		2,205,843	1,779,696
Non-current liabilities
Provision for closure and reclamation		695,257	695,257
		2,901,100	2,474,953
Equity
Share capital	11	204,917,636	197,612,182
Shares issuable	11	3,818,003	-
Reserves	11	25,704,860	24,852,022
Deficit		(184,093,639)	(185,106,147)
		50,346,860	37,358,057
		$53,247,960	$39,833,010
Approved on behalf of the Board:
"John Lee"		"Greg Hall"
John Lee, Director		Greg Hall, Director

Contingencies (Note 18)
Events after the reporting date (Note 19)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Operations and Comprehensive Gain (Loss)
(Expressed in Canadian Dollars) (Unaudited)

		Three Months Ended March 31,
	Notes	2021	2020
General and Administrative Expenses
Advertising and promotion		$208,935	$50,625
Consulting and management fees	15	52,500	387,500
Depreciation and accretion		9,649	10,573
Director fees	15	24,300	43,200
Insurance		24,167	24,546
Office and administration		30,005	10,163
Professional fees		109,620	90,245
Salaries and benefits	15	116,835	199,589
Share-based payments		91,370	203,191
Stock exchange and shareholder services		64,360	62,845
Travel and accommodation		4,500	55,521
		(736,241)	(1,137,998)
Other Items
Costs in excess of recovered coal		(92,543)	(118,803)
Foreign exchange gain		241,292	316,677
Fair value gain on marketable securities		1,600,000	-
		1,748,749	197,874
Gain/(Loss) for Period		1,012,508	(940,124)
Comprehensive Gain/(Loss) for Period		$1,012,508	$(940,124)
Gain/(Loss) Per Common Share		$0.01	$(0.01)
Weighted Average Number of Common Shares Outstanding		190,052,259	121,469,898

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Changes in Equity
(Expressed in Canadian Dollars, except number of shares) (Unaudited)

	Number of Shares	Share Capital	Shares Issuable	Reserves	Deficit	Total Equity (Deficiency)
Balance, December 31, 2019	121,299,508	$181,129,012	$-	$24,058,336	$(180,479,260)	$24,708,088
Exercise of stock options	15,000	5,331	-	(2,331)	-	3,000
Bonus shares	1,601,000	640,400	-	-	-	640,400
Share-based payments	-	-	-	208,277	-	208,277
Loss for period	-	-	-	-	(940,124)	(940,124)
Balance, March 31, 2020	122,915,508	$181,774,743	$-	$24,264,282	$(181,419,384)	$24,619,641
Balance, December 31, 2020	180,518,828	$197,612,182	$-	$24,852,022	$(185,106,147)	$37,358,057
Private placements, net of share issue costs	10,000,001	3,676,125	-	-	-	3,676,125
Shares issued for property acquisition	5,363,630	2,386,815	-	-	-	2,386,815
Shares issuable for property acquisition	-	-	3,818,003	-	-	3,818,003
Exercise of stock options	105,000	53,113	-	(24,288)	-	28,825
Exercise of warrants	4,711,890	1,189,401	-	-	-	1,189,401
Warrants issued for property acquisition	-	-	-	723,845	-	723,845
Share-based payments	-	-	-	153,282	-	153,282
Gain for period	-	-	-	-	1,012,508	1,012,508
Balance, March 31, 2021	200,699,349	$204,917,636	$3,818,003	$25,704,860	$(184,093,639)	$50,346,860

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars) (Unaudited)

	Three Months Ended March 31,
	2021	2020

Operating Activities
Net gain/(loss) for period	$1,012,508	$(940,124)
Adjustments to reconcile net loss to net cash flows:
Depreciation and accretion	9,649	10,573
Unrealized gain on marked-to-market securities	(1,600,000)	-
Share-based payments	91,370	203,191
	(486,473)	(726,360)
Changes to working capital items
Receivables	26,498	25,134
Prepaid expenses and reclamation deposits	14,153	3,854
Accounts payable and accrued liabilities	352,339	213,181
	392,990	242,169
Cash Used in Operating Activities	(93,483)	(484,191)

Investing Activities
Purchase of equipment	-	(15,810)
Minago Project acquisition	(8,892,969)	-
Mineral property expenditures	(1,786,026)	(1,580,701)
Purchase of marketable securities	(1,000,000)	-
Cash Used in Investing Activities	(11,678,995)	(1,596,511)

Financing Activities
Proceeds from share issuance, net of share issue costs	3,676,125	-
Proceeds from exercise of stock options	28,825	3,000
Proceeds from exercise of warrants	1,189,401	-
Lease payments	(9,388)	(9,146)
Cash Provided by/(Used in) Financing Activities	4,884,963	(6,146)
Net Decrease in Cash	(6,887,516)	(2,086,848)
Cash - beginning of period	7,608,149	3,017,704
Cash - end of period	$720,633	$930,856

Supplemental cash flow information (Note 17)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

1.
DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Silver Elephant Mining Corp. (the “Company”) is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ELEF” and on the Frankfurt Stock Exchange under the symbol “1P2N” and are quoted on the OTCQX® Best Market under the symbol “SILEF”.

The Company is an exploration stage company. The Company holds an interest in the Pulacayo Paca silver-zinc-lead property located in Bolivia and an 100% interest in two vanadium projects in North America, being the Gibellini vanadium project, which is comprised of the Gibellini, Louie Hill and Bisoni vanadium deposits and associated claims located in the State of Nevada, USA, and the Titan vanadium-titanium-iron property located in the Province of Ontario, Canada. In 2020, the Company acquired the Sunawayo silver-zinc-lead and El Triunfo gold-silver-zinc properties in Bolivia. The Company also has a 100% interest in the Ulaan Ovoo coal property located in Selenge province, Mongolia and a 100% interest in the Chandgana Tal coal property and Khavtgai Uul coal property located in Khentii province, Mongolia.

The Company maintains its registered and records office at Suite 1610 – 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

These condensed interim consolidated financial statements have been prepared under the assumption that the Company is a going concern, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. As at March 31, 2021, Company has a deficit of $184.1 million.

The business of mineral exploration involves a high degree of risk and there can be no assurance that the Company’s current operations, including exploration programs, will result in profitable mining operations. The recoverability of the carrying value of mineral properties, and property and equipment interests and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional sources of funding, and/or, alternatively, upon the Company’s ability to dispose of some or all of its interests on an advantageous basis. These conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern that these uncertainties are material and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore to realize its assets and discharge its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. These adjustments could be material.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

2.
BASIS OF PRESENTATION

(a)
Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual financial statements as at and for the year ended December 31, 2020 (“Annual Financial Statements”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2020. These unaudited interim financial statements follow the same accounting policies and methods of application as the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Audit Committee on May 13, 2021.

(a)
Use of judgments and estimates

In preparing these interim financial statements, management makes judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Annual Financial Statements.

3.
SEGMENTED INFORMATION

The Company operates in one operating segment, being the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company’s non-current assets is as follows:

	March 31, 2021
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	6,234	78,301	1,875	39,852	126,262
Mineral properties	15,821,632	14,095,937	-	19,667,580	49,585,149
	$15,827,866	$14,174,238	$22,930	$19,707,432	$49,732,467

	December 31, 2020
	Canada	USA	Mongolia	Bolivia	Total
Reclamation deposits	$-	$-	$21,055	$-	$21,055
Equipment	9,729	80,401	2,790	60,880	153,800
Mineral properties	-	13,290,081	-	18,516,513	31,806,594
	$9,729	$13,370,482	$23,845	$18,577,393	$31,981,449

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

4. CASH AND RESTRICTED CASH EQUIVALENTS

Cash and restricted cash equivalents of the Company are comprised of bank balances and a guaranteed investment certificate which can be readily converted into cash without significant restrictions, changes in value or penalties.

	March 31, 2021	December 31, 2020
Cash	$720,633	$7,608,149
Restricted cash equivalents	34,500	34,500
	$755,133	$7,642,649

Restricted Cash Equivalents

As at March 31, 2021, a guaranteed investment certificate of $34,500 (December 31, 2020 - $34,500) has been pledged as collateral for the Company’s credit card.

5. MARKETABLE SECURITIES

Marketable securities consist of investments in common shares of public companies. The fair value of the listed marketable securities has been determined directly by reference to published price quotation in an active market.

On February 8, 2021, pursuant to an Asset Purchase Agreement with Victory Nickel Inc. (“Victory Nickel”) dated January 21, 2021, the Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000 which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis (Note 8).

The Company has determined it does not have significant influence over Victory Nickel and therefore accounts for the investment at Fair Value Through Profit and Loss.

The closing price on March 31, 2021 as quoted on the Canadian Securities Exchange was $0.065 per VN share for a total quoted amount of $2,600,000.

The following table summarizes information regarding the Company’s marketable securities as at March 31, 2021 and December 31, 2020.

Marketable securities	March 31, 2021	December 31, 2020
Balance, beginning of period	$-	$-
Additions	1,000,000	-
Unrealized gain on mark-to-market	1,600,000	-
Balance, end of period	$2,600,000	$-

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

6.
RIGHT-OF-USE ASSET

The right-of -use asset of the Company consists of a corporate office lease. The leased asset was measured at the amount of the lease liability using the Company’s current incremental borrowing rate of 10%. The following table presents the right-of-use-asset as at December 31, 2019, December 31, 2020 and March 31, 2021:

Righ-of-use asset

Balance at December 31, 2019	$50,023
Depreciation	(31,593)
Balance at December 31, 2020	$18,430
Depreciation	(7,899)
Balance at March 31, 2021	$10,531

7.
EQUIPMENT

On October 10, 2018, the Company signed a lease agreement (the “Lease”) with an arms-length private Mongolian company (the “Lessee”) whereby the Lessee plans to perform mining operations at the Company’s Ulaan Ovoo coal mine and will pay the Company US$2.00 (the “Production Royalty”) for every tonne of coal shipped from the Ulaan Ovoo site premises. The Lessee paid the Company US$100,000 in cash (recorded as other income on the consolidated statement of operations) as a non-refundable advance royalty payment and is preparing, at its own and sole expense, to restart and operate the Ulaan Ovoo mine with its own equipment, supplies, housing and crew.
The Lease is valid for 3 years with an annual advance royalty payment (“ARP”) for the first year of US$100,000 which was due and paid upon signing, and US$150,000 and US$200,000 due on the 1st and 2nd anniversary of the Lease, respectively. The ARP can be credited towards the US$2.00 per tonne Production Royalty payments to be made to the Company as the Lessee starts to sell Ulaan Ovoo coal. The 3-year Lease can be extended upon mutual agreement. The first and second anniversary payments due have not been collected and the Company has recorded a full provision in the amount of $470,278 (US$350,000) due to uncertainty of their collection.

The impaired value of $Nil for deferred development costs at Ulaan Ovoo property at March 31, 2021 (December 31, 2020- $Nil) remains unchanged.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

7.
EQUIPMENT (cont’d...)

The following table summarizes information regarding the Company’s equipment as at March 31, 2021 and December 31, 2020 and 2019:

Property and Equipment

	Computer	Furniture &		Mining
	Equipment	Equipment	Vehicles	Equipment	Total
Carrying amount at December 31, 2019	$4,451	$32,976	$104,964	$17,093	$159,484
Cost
Balance, December 31, 2019	$103,254	$278,845	$219,606	$24,476	$626,181
Additions	-	-	111,592	-	111,592
Disposals	(1,326)	-	(76,803)	-	(78,129)
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2019	$98,803	$245,869	$114,642	$7,383	$466,697
Disposals	-	-	(12,431)	-	(12,431)
Depreciation for year	2,003	6,243	40,161	3,171	51,578
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Carrying amount at December 31, 2020	$1,122	$26,733	$112,023	$13,922	$153,800
Cost
Balance, December 31, 2020	$101,928	$278,845	$254,395	$24,476	$659,644
Balance, March 31, 2021	$101,928	$278,845	$254,395	$24,476	$659,644
Accumulated depreciation
Balance, December 31, 2020	$100,806	$252,112	$142,372	$10,554	$505,844
Depreciation for period	1,122	8,016	17,704	696	27,538
Balance, March 31, 2021	$101,928	$260,128	$160,076	$11,250	$533,382
Carrying amount at March 31, 2021	$-	$18,717	$94,319	$13,226	$126,262

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
MINERAL PROPERTIES

	Pulacayo	Gibellini	Sunawayo	Triunfo	Minago	Total
Balance, December 31, 2018	$-	$3,643,720	$-	$-	$-	$3,643,720
Additions:
Acquisition cost	$-	$-	$-	$-	$-	$-
Deferred exploration costs:
Licenses, tax, and permits	6,239	286,158	-	-	-	292,397
Geological and consulting	964,716	3,200,773	-	-	-	4,165,489
Personnel, camp and general	503,071	1,470,007	-	-	-	1,973,078
	1,474,026	4,956,939	-	-	-	6,430,965
Impairment Recovery	13,708,200	-	-	-	-	13,708,200
Balance, December 31, 2019	$15,182,226	$8,600,658	$-	$-	$-	$23,782,885
Additions:
Acquisition cost	$-	$2,253,566	$396,936	$135,676	$-	$2,786,178
Deferred exploration costs:
Licenses, tax, and permits	5,733	348,165	-	-	-	353,898
Geological and consulting	1,767,089	897,085	116,152	327,989	-	3,108,315
Personnel, camp and general	584,712	1,190,607	-	-	-	1,775,320
	2,357,534	2,435,857	116,152	327,989	-	5,237,531
Balance, December 31, 2020	$17,539,760	$13,290,080	$513,088	$463,665	$-	$31,806,594
Additions:
Acquisition cost	$-	$-	$-	$-	$15,821,632	$15,821,632
Deferred exploration costs:
Licenses, tax, and permits	5,200	46,669	-	-	-	51,869
Geological and consulting	552,422	567,614	473,578	3,805	-	1,597,419
Personnel, camp and general	116,062	191,574	-	-	-	307,636
	673,684	805,857	473,578	3,805	-	1,956,924
Balance, March 31, 2021	$18,213,444	$14,095,937	$986,666	$467,470	$15,821,632	$49,585,149

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
MINERAL PROPERTIES (cont’d...)

Pulacayo Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia (the "Pulacayo Project").

The Pulacayo Project mining rights are recognized by two legally independent contractual arrangements, one covering all, except the Apuradita deposit, from a mining production contract (the "Pulacayo MPC") between the Company and the Corporación Minera de Bolivia ("COMIBOL"), a Bolivian state mining company, and the original holder of the rights, executed on October 3, 2019. The Pulacayo MPC grants the Company the 100% exclusive right to develop and mine at the Pulacayo and Paca concessions for up to 30 years against certain royalty payments. In connection with the Apuradita deposit, its rights are covered by a second contractual arrangement, with the Bolivian Jurisdictional Mining Authority, acting for the Government of Bolivia, which is in process of formalization, as a mean of recognition of the acquired rights to what was originally the mining concession. Until such time as the contract is formalized, all mining rights, as recognized in the Bolivian Mining Law 535, can be exercised by the holder of the ex-concession.

Pursuant to the Pulacayo MPC, ASC Bolivia LDC Sucursal Bolivia (“ASC”), a subsidiary of the Company, has committed to pay monthly rent of US$1,000 to COMIBOL and US$1,500 monthly rent to the Pulacayo Ltda. Mining Cooperative until the Pulacayo Project starts commercial production.

Gibellini Project, Nevada, United States

The Gibellini Project consists of a total of 601 unpatented lode mining claims that includes: the Gibellini group of 40 claims, the VC Exploration group of 105 claims, the Bisoni group of 201 claims and the Company group of 255 claims. All the claims are located in Eureka County, Nevada, USA.

  Gibellini Group

The Gibellini group of claims were acquired on June 22, 2017, through leasehold assignments from the claimant and then-holder of the Gibellini mineral claims (the “Gibellini Lessor”). Under the Gibellini mineral lease agreement (the “Gibellini MLA”), the Company leased this core group of claims, which originally constituted the entire Gibellini
Project, by, among other things, agreeing to pay to the Gibellini Lessor annual advance royalty payments. These payments are tied, based on an agreed formula not to exceed US$120,000 per year, to the average vanadium pentoxide price of the prior year (each an "Advance Royalty Payment"). Upon commencement of production, the obligation to make Advance Royalty Payments will cease and the Company will instead maintain its acquisition through lease of the Gibellini group of claims by paying to the Gibellini Lessor, a 2.5% net smelter return royalty (the “Gibellini NSR Payments”) until a total of US$3 million is paid. Thereafter, the Gibellini NSR will be reduced to 2% over the remaining life of the mine (and referred to thereafter, as “Production Royalty Payments”). Upon commencement of production, any Advance Royalty Payments that have been made will be deducted as credits against the Gibellini NSR Payments or Production Royalty Payments, as applicable. The lease is for a term of 10 years, expiring on June 22, 2027, which can be extended for an additional 10 years, at the Company’s option.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

On April 19, 2018, the Gibellini MLA was amended to grant the Company the option, at any time during the term of the Gibellini MLA, which ends on June 22, 2027, to require the Gibellini Lessor to transfer their title over all of the leased mining claims (excluding four claims which will be retained by the Gibellini Lessor) (the "Transferred Claims") to the Company in exchange for US$1,000,000, which will be deemed an Advance Royalty Payment (the “Transfer Payment”). A credit of US$99,027 in favour of the Company towards the Transfer Payment was paid upon the execution of the amendment, with a remaining balance of US$900,973 on the Transfer Payment due and payable by the Company to the Gibellini Lessor upon completion of transfer of the Transferred Claims from the Gibellini Lessor to the Company. The Advance Royalty Payment obligation and Production Royalty Payments will not be affected, reduced or relieved by the transfer of title.

On June 22, 2020, the Company paid US$50,000 of the Advance Royalty Payment to the Gibellini Lessor.

During year 2020, the Company expanded the land position at the Gibellini Project, by staking a total of 46 new claims immediately adjacent to the Gibellini Project.

 The Bisoni Group

On September 18, 2020, the Company completed the acquisition of the Bisoni vanadium property situated immediately southwest of the Gibellini Project pursuant to an asset purchase agreement (the “Bisoni APA”) dated August 18, 2020, with Cellcube Energy Storage Systems Inc. (“Cellcube”). The Bisoni property comprised of 201 lode mining claims. As consideration for the acquisition of the Bisoni property under the Bisoni APA, the Company issued 4 million Common Shares (the “Bisoni APA Shares”) and paid $200,000 cash to Cellcube. Additionally, subject to TSX approval, if, on or before December 31, 2023, the price of European vanadium pentoxide on the Metal Bulletin (or an equivalent publication) exceeds US$12 a pound for 30 consecutive days, the Company will issue to Cellcube additional Common Shares with a value of $500,000 calculated based upon the 5-day volume weighted average price of the Common Shares immediately following the satisfaction of the vanadium pentoxide pricing condition.

  VC Exploration Group

The Company entered into a lease agreement to acquire 10 unpatented lode claims totaling approximately 207 gross acres (the “Former Louie Hill Claims”) from their holders (the “Former Louie Hill Lessors”) on July 10, 2017 (the “Louie Hill MLA”). The Former Louie Hill Claims were located approximately 1600 feet south of the Gibellini group of claims. The Former Louie Hill Claims were subsequently abandoned by the Former Louie Hill Lessors, and on March 11 and 12, 2018, the Company staked the area within and under 17 new claims totaling approximately 340 gross acres, which now collectively comprise the expanded Louie Hill group of claims (the “Current Louie Hill Claims”).

On October 22, 2018, the Company entered into a royalty agreement (the “Royalty Agreement”) with the Former Louie Hill Lessors that replaced, on substantially similar terms, the Louie Hill MLA. The Royalty Agreement provides for the Company to pay the following royalties to the Former Louie Hill Lessors as an advance royalty: (i) US$75,000 upon the Company achieving Commercial Production (as defined in the Royalty Agreement) at the Gibellini Project; (ii) US$50,000 upon the Company selling, conveying, transferring or assigning all or any portion of certain claims defined in the Royalty Agreement to any third party and (iii) annually upon the anniversary date of July 10, 2018, and the anniversary date of each year thereafter during the term of the Royalty Agreement: (a) if the average vanadium pentoxide price per pound as quoted on www.metalbulletin.com (the “Metal Bulletin”) or another reliable and reputable industry source as agreed by the parties, remains below US$7.00/lb during the preceding 12 months, US$12,500; or (b) if the average vanadium pentoxide price per pound as quoted on Metal Bulletin or another reliable and reputable industry source as agreed by the parties, remains equal to or above US$7.00/lb during the preceding 12 months, US$2,000 x average vanadium pentoxide price per pound up to a maximum annual advance royalty payment of US$28,000.

Further, the Company will pay to the Former Louie Hill Lessors a 2.5% net smelter return royalty (the “Louie Hill NSR”) payable on vanadium pentoxide produced from the area of the Former Louie Hill Claims contained within the Current Louie Hill Claims. The Company may purchase three-fifths of the Louie Hill NSR at any time for US$1,000,000, leaving the total Louie Hill NSR payable by the Company at 1.0% for the remaining life of the mine. Any Louie Hill Advance Royalty Payments that have been made at the time of Commercial Production will be deducted as credits against future payments under the Louie Hill NSR. The payments under the Royalty Agreement will continue for an indefinite period and will be payable as long as the Company, its subsidiaries, or any of their permitted successors or assigns holds a valid and enforceable mining concession over the area.

On July 7, 2020, the Company paid US$12,500 comprising the Louie Hill Advance Royalty Payment to the Former Louie Hill Lessors.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
MINERAL PROPERTIES (cont’d...)

Gibellini Project, Nevada, United States (cont’d…)

On February 15, 2018, the Company acquired an additional 105 unpatented lode mining claims located adjacent to its existing Gibellini Project in Nevada, USA through the acquisition of VC Exploration (US) Inc, ("VC Exploration") by paying a total of $335,661 in cash and issuing 500,000 Common Share purchase warrants (valued at $89,944) to arm’s-length, private parties. Each warrant entitles the holder upon exercise, to acquire one Common Share at a price of $0.50 per Common Share until February 15, 2021. The acquisition of the VC Exploration has been accounted for as an asset acquisition as their activities at the time of the acquisition consisted of mineral claims only.

 The Company Group

During 2017 and 2018, the Company expanded the land position at the Gibellini Project, by staking a total of 209 new claims immediately adjacent to the Gibellini Project covering 4091 acres.

Sunawayo Project, Bolivia

On September 7, 2020, the Company announced that it had entered into a binding sales and purchase agreement (the “Sunawayo SPA”) with a private party (the “Sunawayo Vendor”) to acquire the Sunawayo silver-lead mining project (the “Sunawayo Project”). Subject to the provisions of the Sunawayo SPA, the Sunawayo Vendor agreed to irrevocably transfer the mining rights of the Sunawayo Project to the Company for consideration of US$6,500,000, which payment consists of US$300,000 paid on execution of the Sunawayo SPA, with the remaining US$6,200,000 to be paid in cash over a one-year period in twelve equal monthly installments, starting March 1, 2021. The Company has suspended the March 2021 installment and all proceeding installments while it verifies that the vendor is in compliance of Bolivia’s jurisdictional regulations.

Triunfo Project, Bolivia

On July 13, 2020, the Company announced that it had entered into an agreement (the “Triunfo Agreement”) with a private party (the “Triunfo Vendor”) for the right to conduct mining exploration activities (the “Exploration Right”) within the El Triunfo gold-silver-lead-zinc project in La Paz District, Bolivia (the “Triunfo Project”) and the right, at the Company’s election, to purchase the Triunfo Project for US$1,000,000 (the “Purchase Right”) and together with the Exploration Right, the “Triunfo Rights”).  The Purchase Right can be exercised at any time after the Triunfo Vendor completes the required Bolivian administrative procedures for the Triunfo Project until July 13, 2025 or such further period as the parties may agree.  To secure the Triunfo Rights, the Company paid the Triunfo Vendor US$100,000 upon execution of the Triunfo Agreement.  Until the Company exercises its Purchase Right, beginning in 2021 the Company must pay the Triunfo Vendor US$50,000 on June 15 of each year to maintain the Triunfo Rights.  The Company may elect to terminate the Triunfo Agreement at any time.  If the Company exercises the Purchase Right, the Triunfo Vendor will maintain up to a 5% interest of the profits, net of taxes and royalties, derived from the sale of concentrate produced from the Triunfo Project (the “Residual Interest”). If the Company exercises the Purchase Right, the Company may reduce some or all of the Residual Interest at any time by making a lump sum payment to the Triunfo Vendor at any time to reduce some or all of the Residual Interest as follows:

●
the Residual Interest may be extinguished for US$300,000;
●
the Residual Interest may be reduced to 4% for US$250,000;
●
the Residual Interest may be reduced to 3% for US$200,000;
●
the Residual Interest may be reduced to 2% for US$150,000; or
●
the Residual Interest may be reduced to 1% for US$100,000.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

8.
MINERAL PROPERTIES (cont’d...)

Minago Project, Canada

On February 10, 2021, the Company acquired the Minago Nickel Project located in Manitoba, Canada (the “Minago Project”) (the “Minago Acquisition) by way of an Asset Purchase Agreement (the “APA”) with Victory Nickel Inc. (“Victory Nickel”). Under the terms of the APA, the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period.

In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares was issued on February 9, 2021, a further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021. All Consideration Shares are subject to 4-month plus 1-day statutory hold period. The Property Payment was a credit in favour of Victory Nickel against an aggregate of approximately US$12,056,307 owed by Victory Nickel pursuant a Secured Debt Facility (the “SDF”).

Immediately prior to acquiring the Minago Project, the Company acquired the SDF for US$6,675,000 in cash and 3 million of the Company’s common share purchase warrants (the “Warrants”), each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021. The SDF has been restructured to bear zero percent interest and to expire on February 8, 2026, which will automatically be extended in 5-year increments. The Company will credit the remaining balance under the SDF to Victory Nickel’s benefit, upon completion of an independent economic study proving positive net present value in respect of the Minago Project during the term of the SDF. The Company agreed to reimburse up to $200,000 of financial advisory services rendered by Red Cloud Securities Inc.

The Company subscribed to 40,000,000 common shares of Victory Nickel (“VN share”) at a price per VN share of $0.025 for cash consideration of $1,000,000, which resulted in the Company owning approximately 29% of Victory Nickel post-investment on a non-diluted basis. Additionally, the Company agreed to issue to Victory Nickel $2,000,000 in Common Shares, upon the price of nickel exceeding US$10 per pound for 30 consecutive business days, at any time before December 31, 2023. The Company granted Victory Nickel the right of first refusal exercisable until December 31, 2023 with respect to the exploration of the sandstone (non-nickel bearing sulphides) resources for frac sand extraction at the Minago Project.

9.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities of the Company consist of amounts outstanding for trade and other purchases relating to development and exploration, along with administrative activities. The usual credit period taken for trade purchases is between 30 to 90 days.

	March 31, 2021	December 31, 2020
Trade accounts payable	$2,189,464	$1,717,977
Accrued liabilities	4,500	41,186
	$2,193,964	$1,759,163

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

10.
LEASE LIABILITY

As at March 31, 2021, the Company recorded $20,533 (December 31, 2020 - $20,533) of lease liability. The incremental borrowing rate for lease liability initially recognized as of January 1, 2019 was 10%.

Balance at December 31, 2019	$52,818

Cash flows:
Lease payments for year	(37,162)
Non-cash changes:
Accretion expenses for year	4,877
Balance at December 31, 2020	20,533
Cash flows:
Lease payments for period	(9,388)
Non-cash changes:
Accretion expenses for period	734
Balance at March 31, 2021	11,879

The Company does not face a significant liquidity risk with regard to its lease liability. Lease liability is monitored within the Company treasury function. The lease liability matures in 2021.

There were no significant payments made for short-term or low value leases in the three months ended March 31, 2021 (2020 - $nil).

11.
SHARE CAPITAL

(a)
Authorized

The authorized share capital of the Company consists of an unlimited number of Common Shares. At March 31, 2021, the Company had 200,699,349 (December 31, 2020 – 180,518,828) Common Shares issued and outstanding.

(b)
Equity issuances

During the three months ended March 31, 2021

On February 5, 2021, the Company closed its non-brokered private placement (the “February 2021 Placement”) through the issuance of 10,000,001 Common Shares at a price of $0.375 per Common Share. The February 2021 Placement raised gross cash proceeds of $3,750,000. The Company paid $73,875 in cash as finder’s fees.

On February 10, 2021, under the terms of the APA the Company acquired the Minago Project for aggregate consideration of US$11,675,000, which consisted of a US$6,675,000 (“Property Payment”) credit against certain secured debt owed by Victory Nickel to the Company at closing and US$5,000,000 in the Company common shares (“Consideration Shares”) to be issued over a one-year period. In satisfaction of the Consideration Shares to be issued, an initial tranche of 5,363,630 Consideration Shares at a value of $2,386,815 was issued on February 9, 2021. A further US$2,000,000 worth of Consideration Shares will be issued on or before August 31, 2021, and a further US$1,000,000 worth of Consideration Shares on or before December 31, 2021 (Note 8). The Company recorded the obligation to issue the Consideration shares in equity at a value of $3,818,003.

4,711,890 Common Share purchase warrants were exercised for total proceeds of $1,189,401 and 105,000 stock options were exercised for total proceeds of $28,825.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

11.
SHARE CAPITAL (cont’d…)

(b)
Equity issuances (cont’d…)

During the year ended December 31, 2020

On May 1, 2020 and on May 20, 2020, the Company closed two tranches of a non-brokered private placement (the "May 2020 Private Placement") for aggregate gross proceeds of $1,930,500 and share compensation for services of $45,500 through the issuance of 15,200,000 units of the Company (each, a "Unit") at a price of $0.13 per Unit. Each Unit is comprised of one Common Share and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.16 for a period of three years from the date of issuance. The Company paid $3,250 in cash and issued 156,900 Units as finder’s fees in connection with the May 2020 Private Placement. The Units issued as a finder's fee have been valued at $24,000 based on the offering price of the Units under the May 2020 Private Placement. The Company has recorded the fair value of the finder’s units as share issuance costs.

The Company issued 1,601,000 Common Shares with a value of $640,400 as a bonus payment to certain directors, officers, employees, and consultants of the Company.

On September 18, 2020, the Company issued 4,000,000 Common Shares at a value of $0.50 per Common Share in relation with purchase of Bisoni Project in Nevada, USA.

On November 24, 2020, the Company closed its bought deal short form prospectus offering pursuant to which the Company has issued 23,000,000 Common Shares at a price of $0.40 per Common Share for aggregate gross proceeds of $9,200,000 (the “Offering”). Pursuant to the terms and conditions of the Underwriting Agreement, the
Company paid a cash commission to the Underwriters of $534,000, additional fees of $391,544 and issued 1,335,000 Share purchase warrants as a finder’s fee in relation with the Offering. The fair value of $226,917 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: (1) a risk-free interest rate of 0.2%; (2) warrant expected life of one year; (3) expected volatility of 107%, and (4) dividend yield of nil. The Company has recorded the fair value of the finder’s units as share issuance costs.

During the year ended December 31, 2020, the Company issued 1,233,750 Common Shares on the exercise of stock options for total proceeds of $299,812.

During the year ended December 31, 2020, the Company issued 14,027,670 Common Shares on the exercise of warrants for aggregate gross proceeds of $3,072,194 and share compensation for services of $35,000.

(c)
Share-based compensation plan

The Company has a 20% fixed equity-based compensation plan in place, as approved by the Company’s shareholders on June 2, 2016 (the “2016 Plan”), amended on June 13, 2017 and subsequently amended at the Company’s annual general meeting of shareholders held on September 12, 2019 (the “Amended 2016 Plan”). Under the Amended 2016 Plan the Company may grant stock options, bonus shares or stock appreciation rights to acquire the equivalent of a maximum of 14,372,419 of the Company’s Common Shares. All stock options and other share-based awards granted by the Company, or to be granted by the Company, since the implementation of the Amended 2016 Plan will be issued under, and governed by, the terms and conditions of the Amended 2016 Plan.  The stock option vesting terms are determined by the Board of Directors on the date of grant with a maximum term of 10 years.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

11.
SHARE CAPITAL (cont’d…)

(c)
Share-based compensation plan (cont’d…)

The following is a summary of the changes in the Company’s stock options from December 31, 2019 to March 31, 2021:

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2019	9,577,500	$0.31
Granted	3,820,000	$0.28
Expired	(90,000)	$0.50
Cancelled	(1,801,250)	$0.30
Exercised	(1,233,750)	$0.24
Outstanding, December 31, 2020	10,272,500	$0.31
Exercised	(105,000)	$0.24
Outstanding, March 31, 2021	10,167,500	$0.30

As of March 31, 2021, the following the Company stock options were outstanding:

Exercise	Expiry	Options Outstanding		Exercisable	Unvested
Price	Date	March 31,	December 31,	March 31,	March 31,
		2021	2020	2021	2021
$0.50	August 17, 2025	720,000	720,000	180,000	540,000
$0.22	May 4, 2025	2,181,250	2,200,000	1,090,625	1,090,625
$0.33	November 15, 2024	100,000	100,000	75,000	25,000
$0.44	November 1, 2024	1,100,000	1,100,000	825,000	275,000
$0.20	July 29, 2024	1,448,750	1,475,000	1,267,656	181,094
$0.33	October 17, 2023	610,000	620,000	610,000	-
$0.28	April 6, 2023	597,500	612,500	597,500	-
$0.31	February 20, 2023	200,000	200,000	200,000	-
$0.35	September 1, 2022	860,000	880,000	860,000	-
$0.33	June 12, 2022	790,000	805,000	790,000	-
$0.49	January 12, 2022	620,000	620,000	620,000	-
$0.20	June 2, 2021	940,000	940,000	940,000	-
		10,167,500	10,272,500	8,055,781	2,111,719

Share-based payment expenses resulting from stock options are amortized over the corresponding vesting period. Share-based payments charged to operations and assets were allocated between deferred mineral properties, and general and administrative expenses. Share-based payments are allocated between being either capitalized to deferred exploration costs where related to mineral properties or expensed as general and administrative expenses where otherwise related to the general operations of the Company. The three months ended March 31, 2021, included $91,370 (same period 2020 - $203,191) in share-based payment costs related to stock options expensed as general and administrative expenses and $61,912 (same period 2020 - $5,087) capitalized to mineral properties. The share-based payment expenses were calculated using the Black-Scholes option pricing model and the following weighted average assumptions: risk-free interest rate – 1.46; expected life – 3.8 years; expected volatility – 132%; and expected dividends – Nil.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

11.
SHARE CAPITAL (cont’d…)

(d)
Share purchase warrants

The following is a summary of the changes in The Company’s share purchase warrants from December 31, 2019 to March 31, 2021:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2019	26,666,597	$0.44
Issued	16,691,900	$0.18
Expired	(2,759,760)	$0.51
Exercised	(14,027,670)	$0.22
Outstanding, December 31, 2020	26,571,067	$0.23
Issued	3,000,000	$0.48
Exercised	(4,711,890)	$0.21
Outstanding, March 31, 2021	24,859,177	$0.26

On February 8, 2021, the Company issued 3,000,000 Common Share purchase warrants as a part of consideration for Minago Project acquisition, each exercisable until February 8, 2023 at an exercise price of $0.4764 from an arms-length party pursuant to a Debt Purchase and Assignment Agreement (the “DPAA”) executed on January 15, 2021 (Note 8). The fair value of $723,845 of the issued warrants determined using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate - 2.0%; expected life - 2 years; expected volatility -107%, and expected dividends - Nil.

As of March 31, 2021, the following share purchase warrants were outstanding:

		Number of warrants
Exercise Price	Expiry Date	March 31, 2021	Thursday, December 31, 2020
$0.48	February 8, 2023	3,000,000	-
$0.40	November 24, 2021	1,335,000	1,335,000
$0.16	May 20, 2023	4,962,000	4,962,000
$0.16	May 1, 2023	4,638,000	4,994,900
$0.26	June 13, 2022	521,590	521,590
$0.26	April 12, 2022	1,002,500	1,032,500
$0.26	January 13, 2022	499,990	499,990
$0.26	August 29, 2021	1,013,670	1,013,670
$0.26	August 13, 2021	198,237	198,237
$0.26	July 6, 2021	188,190	3,863,180
$0.26	June 2, 2021	7,500,000	7,500,000
$0.26	January 25, 2021	-	650,000
		24,859,177	26,571,067

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

12.
CAPITAL RISK MANAGEMENT

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative returns on capital criteria for management. In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors. The annual and updated budgets are approved by the Board of Directors.

The properties, to which the Company currently has an interest in, are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in managements approach to capital management during the period ended March 31, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

13. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair Value Measurements

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3
Financial assets
Cash, March 31, 2021	$720,633	$-	$-
Marketable securities, March 31, 2021	$2,600,000	$-	$-
Cash, December 31, 2020	$7,608,149	$-	$-

Categories of financial instruments

The Company considers that the carrying amount of all its financial assets and financial liabilities measured at amortized cost approximates their fair value due to their short term nature. Restricted cash equivalents approximate fair value due to the nature of the instrument. The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the period ended March 31, 2021.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

13.
FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS (cont’d...)

Fair Value Measurements (cont’d...)

Categories of financial instruments (cont’d...)

The Company’s financial assets and financial liabilities are categorized as follows:
	March 31, 2021	December 31, 2020
Fair value through profit or loss
Cash	$720,633	$7,608,149
Marketable securities	$2,600,000	$-
Amortized cost
Receivables	$49,266	$75,765
Restricted cash equivalents	$34,500	$34,500
	$3,404,399	$7,718,414
Amortized cost
Accounts payable	$2,193,964	$1,717,977

14.
FINANCIAL RISK MANAGEMENT DISCLOSURES

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at March 31, 2021, the Company had a cash balance of $720,633 (December 31, 2020 – $7,608,149). As at March 31, 2021 the Company had accounts payable and accrued liabilities of $2,193,964 (December 31, 2020 - $1,759,163), which have contractual maturities of 90 days or less.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to cash and cash equivalents, restricted cash equivalents and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c)
Market risk

(i)
Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and restricted cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐ term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of March 31, 2021. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

14.
FINANCIAL RISK MANAGEMENT DISCLOSURES (cont’d...)

(c)
Market risk (cont’d...)

(ii)
  Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars.

The Company has exploration and development projects in Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its functional and reporting currency, the Canadian dollar.

Based on the above, net exposures as at March 31, 2021, with other variables unchanged, a 10% (December 31, 2020 – 10%) strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by $90,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by $81,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by $47,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

(iii)
Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

15.
RELATED PARTY DISCLOSURES

The Company had related party transactions with the following companies, related by way of directors and key management personnel:

●
Linx Partners Ltd., a private company controlled by John Lee, Director, CEO and Executive Chairman of Prophecy, provides management and consulting services to the Company.

●
MaKevCo Consulting Inc., a private company 50% owned by Greg Hall, Director of The Company, provides consulting services to the Company.

●
Sophir Asia Ltd., a private company controlled by Masa Igata, Director of The Company, provides consulting services to the Company.

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

15.
RELATED PARTY DISCLOSURES (cont’d...)

A summary of related party transactions by related party is as follows:
	Three Months Ended March 31,
Related parties	2021	2020
Directors and officers	$236,573	$641,035
Linx Partners Ltd.	105,000	105,000
MaKevCo Consulting Inc.	7,100	11,500
Sophir Asia Ltd.	5,900	10,900
	$354,573	$768,435

A summary of the transactions by nature among the related parties is as follows:

	Three Months Ended March 31,
Related parties	2021	2020
Consulting and management fees	$52,500	$52,500
Directors' fees	24,300	43,200
Mineral properties	181,023	493,585
Salaries	96,750	179,150
	$354,573	$768,435

As at March 31, 2021, amounts due to related parties were $Nil (December 31, 2020 - $1,800).

SILVER ELEPHANT MINING CORP.
Notes to the Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2021 and 2020
(Expressed in Canadian Dollars) (Unaudited)

16.
KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors of the Company.

	Three Months Ended March 31,
Key Management Personnel	2021	2020
Salaries and short term benefits	$110,485	$206,314
Directors' fees	24,300	43,200
Share-based payments	138,392	138,410
	$273,176	$387,924

17.
SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended March31,
	2021	2020
Supplementary information
Non-Cash Financing and Investing Activities
Shares issued on acquisition of mineral property	$2,386,815	$-
Shares issuable for acquisition of mineral property	$3,818,003	$-
Bonus shares	$-	$640,000
Warrants issued for mineral property	$723,845	$-
Depreciation included in mineral property	$26,521	$18,617
Equipment expenditures included in accounts payable	$-	$481,711
Fair value gain on marketable securities	$(1,600,000)	$-
Mineral property expenditures included in accounts payable	$764,245	$1,105,991
Share-based payments capitalized in mineral properties	$61,912	$5,088
Reclassification of contributed surplus on exercise of options	$24,289	$-

18.
CONTINGENCIES

The Company accrues for liabilities when it is probable, and the amount can be reasonably estimated.
As at March 31, 2021, the Company does not have any contingent liabilities (December 31, 2020 - $Nil).

19.
EVENTS AFTER THE REPORTING DATE

The following events occurred subsequent to March 31, 2021:

700,000 Common Share purchase warrants were exercised for total proceeds of $182,000 and 600,000 stock options were exercised for total proceeds of $120,000.